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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

CHENIERE ENERGY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	95-4352386 (I.R.S. Employer Identification No.)
717 Texas Avenue Suite 3100 Houston, Texas (Address of principal executive offices)	77002 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Junior Participating Preferred Stock	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        On October 13, 2004, pursuant to a Rights Agreement (the "Rights Agreement") dated as of October 14, 2004, between Cheniere Energy, Inc. (the "Company") and U.S. Stock Transfer Corp., as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one "Unit" consisting of one one-thousandth share of the Company's Series A Junior Participating Preferred Stock ("Junior Preferred Stock") for each outstanding share of common stock, par value $0.003 per share ("Common Stock"), of the Company. The dividend is payable on November 1, 2004 to stockholders of record on that date (the "Record Date"). Each Right entitles the registered holder, after the occurrence of the "Distribution Date" as defined in the Rights Agreement and described below, to exercise the right to purchase from the Company one Unit of Junior Preferred Stock at an exercise price of $200 (the "Purchase Price"), subject to adjustment.

        The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement, which is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed October 14, 2004.

Rights Evidenced by Common Stock Certificates

        The Rights will not be exercisable until the Distribution Date. Until then, certificates for the Rights ("Rights Certificates") will not be sent to stockholders, and the Rights will attach to and trade only together with the Common Stock. Accordingly, Common Stock certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

Distribution Date

        The Rights will separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) the tenth day after a person or group of affiliated or associated persons (an "Acquiring Person") publicly announces that he or it has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock, or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors taken prior to a person or group becoming an Acquiring Person) following the commencement or announcement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock. The earlier of such dates is referred to as the "Distribution Date."

Issuance of Rights Certificates; Expiration of Rights

        As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) October 14, 2014 (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

        Following the Distribution Date, and until the occurrence of one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and payment of the Purchase Price, one Unit of Junior Preferred Stock. In the event that the Company does not have sufficient

Junior Preferred Stock available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Units of Junior Preferred Stock for which the Rights would have been initially exercisable or as described below.

Right to Buy Company Units of Junior Preferred Stock

        Unless the Rights are earlier redeemed, in the event that the Distribution Date occurs and a person or group becomes an Acquiring Person, then each holder of a Right that has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Units of Junior Preferred Stock having a value equal to two times the Purchase Price.

Right to Buy Acquiring Company Stock

        Similarly, unless the Rights are earlier exercised, exchanged or redeemed, in the event that, after the Distribution Date occurs and a person or group becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right that has not theretofore been exercised, exchanged or redeemed (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

        At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio calculated pursuant to the Rights Agreement.

Redemption

        At any time on or prior to the earlier of (i) the time a person or group becomes an Acquiring Person and (ii) the close of business on the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

Adjustments to Prevent Dilution

        The Purchase Price payable, the number of Rights and the number of Units of Junior Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

        No fractional portion less than integral multiples of one one-thousandth of a share of Junior Preferred Stock will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Stock on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

        The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes that do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Junior Preferred Stock

        Each Unit of Junior Preferred Stock has rights and preferences substantially equivalent to those of one share of Common Stock.

No Voting Rights

        Rights will not have any voting rights.

Certain Anti-Takeover Effects

        The Rights approved by the Company's Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Company's Board of Directors. Takeover attempts may include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

        The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.01 per Right at any time prior to the time a person or group becomes an Acquiring Person. Accordingly, the Rights should not interfere with any merger or business combination approved by the Company's Board of Directors.

        Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound, prudent and reasonable means of addressing complex issues of corporate policy in the business environment and responding to the perceived potential threat to corporate policy and effectiveness inherent in that environment. The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company that is deemed undesirable by the Company's Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ITEM 2. EXHIBITS.

        The following exhibits to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which documents have been filed with the Securities and Exchange Commission.

Exhibit Number	Description of Exhibit
3.1	Restated Certificate of Incorporation of Cheniere Energy, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed August 10, 2004 (SEC File No. 001-16383)).
3.2	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed October 14, 2004).
3.3	Amended and Restated By-laws of Cheniere Energy, Inc. (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, filed January 30, 2004 (SEC File No. 333-112379)).
4.1
Rights Agreement by and between Cheniere Energy, Inc. and U.S. Stock Transfer Corp., as Rights Agent, dated as of October 14, 2004, including the forms of Certificate of Designation, Rights Certificate and Summary of Stockholder Rights Plan attached thereto as Exhibits A, B and C, respectively (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed October 14, 2004).

Signature

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHENIERE ENERGY, INC.
By:	/s/ DON A. TURKLESON Don A. Turkleson Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Date: November 1, 2004

2

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibit
3.1	Restated Certificate of Incorporation of Cheniere Energy, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed August 10, 2004 (SEC File No. 001-16383)).
3.2	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed October 14, 2004).
3.3	Amended and Restated By-laws of Cheniere Energy, Inc. (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, filed January 30, 2004 (SEC File No. 333-112379)).
4.1
Rights Agreement by and between Cheniere Energy, Inc. and U.S. Stock Transfer Corp., as Rights Agent, dated as of October 14, 2004, including the forms of Certificate of Designation, Rights Certificate and Summary of Stockholder Rights Plan attached thereto as Exhibits A, B and C, respectively (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed October 14, 2004).

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  ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
  ITEM 2. EXHIBITS.
Signature
INDEX OF EXHIBITS